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                      June 16, 2023

       Wallace Lee
       Chief Financial Officer
       Bon Natural Life Limited
       25F, Rongcheng Yungu
       Keji 3rd Road
       Xi'an Hi-Tech Zone
       Xi'an, China

                                                        Re: Bon Natural Life
Limited
                                                            Form 20-F for the
Fiscal Year Ended September 30, 2022
                                                            File No. 001-40517

       Dear Wallace Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Life Sciences